Exhibit 21.1

Starrygazey Inc.

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Go Starry Limited	British Virgin Islands

ARM Capital Limited	Hong Kong

Institute of Corporate and Executive Development Limited	Hong Kong